Exhibit 99.1

Itaú Unibanco Holding S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MARCH 25, 2021 DATE AND TIME: On March 25, 2021 at 9:00 am. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: 1. Elected as Executive Officer PEDRO PAULO GIUBBINA LORENZINI, Brazilian, married, administrator, bearer of the Identity Card (RG-SSP/SP) No. 12.276.359-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. CPF 103.594.548-79, domiciled in São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132, for the current annual term of office, which will be effective until the members elected at the Annual General Stockholders’ Meeting of 2021 take office. 1.1 Recorded that the elected Officer: (i) has submitted documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6404/76 and in regulation in force, particularly Resolution No. 4122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission, including clearance certificates, being all documents filed at the Company’s head office; and (ii) shall be vested in his position following approval of his election from the Central Bank of Brazil (“BACEN”). 2. Recorded the resignation of the Officer GILBERTO FRUSSA since February 26, 2021. 3. As a result of the aforementioned resolutions, the following changes in regulatory responsibilities were recorded: 3.1 In view of the election of Pedro Paulo Giubbina Lorenzini, (i) Repurchase Agreements - CMN Resolution No. 3339/06; (ii) Loan and Securities Exchange Operations - CMN Resolution No. 3197/04; (iii) Swap Operations - CMN Resolution No. 3505/07; and (iv) Foreign Currency Market-related Operations - CMN Resolution No. 3568/08 will be taken over by Pedro Paulo Giubbina Lorenzini from André Sapoznik Lorenzini, and the latter will remain in charge of these responsibilities until Pedro Paulo Giubbina Lorenzini takes office.

MEETING OF THE BOARD OF DIRECTORS – ITAÚ UNIBANCO HOLDING S.A. OF MARCH 25, 2021 – 9:00 AM…………………………Page 2 3.1 Since February 26, 2021, (i) Supply of Information – BACEN Circular No. 3504/10; (ii) Environmental and Social Responsibility Policy – CMN Resolution No. 4327/14; and (iii) Institutional Policy on relationship with clients and users of financial products and services – CMN Resolution No. 4539/16 were temporarily taken over by Fernando Barçante Tostes Malta from Gilberto Frussa, and on March 2, 2021, they were taken over by José Geraldo Franco Ortiz Júnior. 4. Finally it recorded that the other positions in the Executive Board and assignment of responsibilities remained unchanged. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed by the meeting attendees. São Paulo (SP), March 25, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence